

Mail Stop 3720

September 23, 2016

Michael Echenberg
Chief Financial Officer
Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, Massachusetts 02451

      Re: **Care.com, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed March 1, 2016
                File No. 001-36269

Dear Mr. Echenberg:

We have reviewed your filing and have the following comment. Please comply with the comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.   Please revise to clarify the definition and significance of the categories of "total members," "average revenue per member (ARPM)" and of "non-paying families" and "non-paying caregivers" as found on page 36. For example, it appears from the discussion at the top of page 4 that non-paying members are able to preview caregiver profiles, but must pay for a subscription in order to contact caregivers or access background checks. If that is the case, please explain the significance of the category of non-paying members to your business. We note that, according to the figures in the table provided under "Key Business Metrics" on page 36, approximately 1.5% of total members are "paying members," while "monthly average revenue per member" is $39. If the company does not obtain any revenue from roughly 98.5% of members, please clarify the signficance of the ARPM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Diane Musi, Esq.